Exhibit 2.8

AMENDMENT NO. 2 TO

AGREEMENT AND PLAN OF MERGER

THIS AMENDMENT NO.2 TO AGREEMENT AND PLAN OF MERGER (this “Amendment”) dated April 18, 2014 is an amendment to that certain Agreement and Plan of Merger dated December 20, 2013 (“Merger Agreement”) by and among SYSOREX GLOBAL HOLDINGS CORP., a Nevada corporation (“Acquiror”), AIRPATROL CORPORATION, a Nevada corporation (“AirPatrol”), AIRPATROL ACQUISITION CORP. I, a Nevada corporation and a wholly owned subsidiary of Acquiror (“Merger Sub I”), AIRPATROL ACQUISITION CORP. II, a Nevada corporation and a wholly owned subsidiary of Acquiror (“Merger Sub II,” and together with Merger Sub I, the “Merger Subs”), and SHAREHOLDER REPRESENTATIVE SERVICES LLC, a Colorado limited liability company, solely in its capacity as the representative of the shareholders of AirPatrol (“Representative”), as amended by the Amendment No. 1 to Merger Agreement and Plan of Merger dated February 28, 2014.   Capitalized terms used herein and not defined shall have the same respective meanings as provided in the Merger Agreement.

RECITALS

A.

The parties to the Merger Agreement desire to make certain changes with respect to the distribution of the Earnout Payment, if any.

B.

The parties to the Merger Agreement are executing this Amendment in order to effectuate such changes.

AGREEMENT

The undersigned parties hereby agree that:

1.

Section 1.7.1 of the Merger Agreement is amended and restated in its entirety as follows:

“1.7.1

Cash Merger Consideration.  The Cash Merger Consideration shall be paid to each AirPatrol Shareholder in accordance with the percentage of the Merger Consideration to which each AirPatrol Shareholder is entitled as set forth in the Closing Spreadsheet.  “Cash Merger Consideration” means:

(a)

Ten million dollars ($10,000,000); minus

(b)

the amount by which Working Capital as determined and set forth in the Projected Closing Balance Sheet is less than $450,000, multiplied by 0.38207; minus

(c)

any net increase in AirPatrol Indebtedness outstanding as of the date of the Closing (as set forth in the Consideration Certificate), in relation to total Indebtedness of AirPatrol reflected in the Balance Sheet as of September 30, 2013; minus

(d)

the aggregate of AirPatrol Merger Expenses payable in cash as set forth in the Consideration Certificate; minus

(e)

the aggregate amount of all Employee Transaction Related Expenses payable in cash as set forth in the Consideration Certificate; minus

(f)

the aggregate amount of all Employee Obligations payable in cash, as set forth in the Consideration Certificate; minus

(g)

the outstanding unpaid principal and accrued interest under the secured and unsecured bridge promissory notes payable in cash of AirPatrol identified on Schedule 1.7.1, which includes the Secured Note, after giving effect to all conversions thereof as of the date of Closing, and as set forth in the Consideration Certificate; minus

(h)

the total amount payable by AirPatrol to Persistent Systems, Inc. as of the date of Closing.

2.

Section 1.7.4 of the Merger Agreement is hereby deleted in its entirety and replaced with the following:

“1.7.4

Stock Merger Consideration.  The 4,000,000 shares of Acquiror Common Stock (appropriately adjusted to reflect fully the effect of any stock split, reverse stock split, stock dividend, reorganization or like change with respect to Acquiror Common Stock occurring after the date of this Agreement and prior to the of Merger I) representing the Stock Merger Consideration will be paid as follows:

(a)

The Closing Shares shall be paid and issued to the AirPatrol Shareholders on the Closing Date in accordance with the percentage of the Merger Consideration to which each AirPatrol Shareholder is entitled as set forth in the Closing Spreadsheet.  “Closing Shares” means:

(i)

2,400,000 shares of Acquiror Common Stock (appropriately adjusted to reflect fully the effect of any stock split, reverse stock split, stock dividend, reorganization or like change with respect to Acquiror Common Stock occurring after the date of this Agreement and prior to the of Merger I); minus

(ii)

a number of shares of Acquiror Common Stock equal to (i) the amount by which Working Capital as determined and set forth in the Projected Closing Balance Sheet is less than $450,000, multiplied by 0.61793, divided by (ii) $2.50 per share of Acquiror Common Stock (appropriately adjusted to reflect fully the effect of any stock split, reverse stock split, stock dividend, reorganization or like change with respect to Acquiror Common Stock occurring after the date of this Agreement and prior to the of Merger I); minus

(iii)

the shares of Acquiror Common Stock to be paid in lieu of cash in payment of (A) AirPatrol Merger Expenses, (B) Employee Transaction Related Expenses, (C) Employee Obligations and (D) outstanding unpaid principal under the promissory note issued to the Barton Trust, each as set forth in the Consideration Certificate (which such payments made in Acquiror Common Stock rather than cash have the effect of reducing the total Stock Merger Consideration payable to the holders of AirPatrol Common Stock); minus

(iv)

the Series A Stock Merger Consideration (if any) payable to the holders of outstanding shares of AirPatrol Preferred Stock in accordance with Section 1.7.2; provided that if there are not sufficient Closing Shares to pay the total Series A Stock Merger Consideration following the payments listed in paragraphs (ii) and (iii) of this Section 1.7.4(a), that number of Holdback Shares equal to the amount of such shortfall shall be deemed to have been contributed to the Escrow Account on behalf of the holders of AirPatrol Preferred Stock.

(b)

An additional 1,600,000 shares of Acquiror Common Stock (appropriately adjusted to reflect fully the effect of any stock split, reverse stock split, stock dividend, reorganization or like change with respect to Acquiror Common Stock occurring after the date of this Agreement and prior to the Effective Time of Merger I) (“Holdback Shares”) shall be deposited by Acquiror into a holdback escrow account (“Escrow Account”) in accordance with the Escrow Agreement attached hereto as Exhibit F (“Escrow Agreement”).”

3.

A new Section 1.7.10 is hereby added to the Merger Agreement which shall read as follows:

“1.7.10

Distribution of Holdback Shares and Earnout Payment.  Notwithstanding anything to the contrary in this Agreement, prior to (i) the date of any release from the Escrow Account of Holdback Shares (each, a “Holdback Release Date”) to the AirPatrol Shareholders pursuant to Sections 7.11.8 or 7.11.9 of this Agreement and (ii) the date of the distribution of the Remaining Earnout Payment to the AirPatrol Shareholders (the “Earnout Payment Date” and each of the Holdback Release Dates and the Earnout Payment Date a “Release Date”), the dollar value of the aggregate Merger Consideration previously paid to the holders of AirPatrol’s Common Stock (the “AirPatrol Common Holders”) and payable on such Release Date to the AirPatrol Common Holders shall be calculated.  The “Remaining Earnout Payment” is defined as the remaining amount of the Earnout Payment, if any, following the allocations of the Earnout Payment in Section 1.7.9.  On the basis of such calculation, payments shall be made to the AirPatrol Common Holders and the Terminating Warrant Holders (as such term is defined below), as follows:

(a)

The aggregate value as of the Release Date of the Acquiror Common Stock that was previously paid to the AirPatrol Common Holders at the Closing (the “Closing Stock Payment”) shall be determined by taking (i) the number of shares of Acquiror Common Stock paid to the AirPatrol Common Holders at the Closing, multiplied by the fair market value of Acquiror Common Stock on the applicable Release Date (which shall be the 20-trading-day trailing average closing price of Acquiror Common Stock if traded on a national exchange, or the 20-trading-day trailing volume weighted average price per share of Acquiror’s Common Stock if quoted on the OTC Markets as of such Release Date) (the “Release Date Stock Price”), divided by (ii) the total number of shares of AirPatrol Common Stock outstanding on the Closing Date.

(b)

The aggregate value as of such Release Date of any Holdback Shares released to the AirPatrol Common Holders (including all Holdback Shares released prior to and as of such Release Date) (the “Holdback Shares Payment”), shall be determined by multiplying the number of such Holdback Shares by the applicable Release Date Stock Price.

(c)

If (i) the Closing Stock Payment plus the Holdback Shares Payment (if any) plus the Remaining Earnout Payment (if any) divided by (ii) the total number of shares of AirPatrol Common Stock outstanding on the Closing Date is less than $0.281685, then payment from the Holdback Shares (if any) or the Remaining Earnout Payment (if any) shall be made to the AirPatrol Common Holders in cash (if available) and then in Acquiror Common Stock, such that following such payment each AirPatrol Common Holder shall have received a total amount of not more than $0.281685 multiplied by the number of shares of AirPatrol Common Stock held by such AirPatrol Common Holder as of the Closing Date (excluding any amounts payable pursuant to the following sentence).  Any additional amount of the Holdback Shares and/or Remaining Earnout Payment following such payment to the AirPatrol Common Holders (whether on such Release Date or a subsequent Release Date) shall be distributed to the AirPatrol Common Holders and the Terminating Warrant Holders on a pro rata basis based on the number of shares of AirPatrol Common Stock held by such holder as of the Closing Date (with the warrants terminated by the Terminating Warrant Holders set forth in paragraph (d) of this Section 7.1.10 being treated for purposes of such calculation as if exercised as of the Closing Date for AirPatrol Common Stock).

(d)

For purposes of this Agreement, the “Terminating Warrant Holders” and the number of warrant shares to be included in the calculation in paragraph (c) of this Section 7.1.10 are as follows:

Terminating Warrant Holder	Warrant Shares
AVG Ventures LP	250,000
James River Capital Corp 401k Plan FBO Kevin M Brandt	710,013
Billy Parrott	532,510
Paul Saunders	5,325,097
Franco Scalamandre	443,758
Margaret Scalamandre	266,255

(e)

The information necessary for the Paying Agent to calculate and distribute the Remaining Earnout Payment to the AirPatrol Common Holders and Terminating Warrant Holders in the manner described in this Section 7.1.10 shall be set forth in the Closing Spreadsheet.”

4.

The execution and delivery of a Non-Competition Agreement in the form attached as Exhibit D-4 by and among the Acquiror, AirPatrol and Bradley Rotter is hereby added as a condition to Closing in Section 6.1.7(g), and as an exhibit to the Merger Agreement.

5.

Section 7.2 is hereby amended to add the following subsection: “7.2.10   any claim by any current or former AirPatrol securityholder, or any Affiliate, trustee or beneficiary of any AirPatrol securityholder, based on any alleged breach of fiduciary duty, usurpation of corporate opportunity or similar breach of duty of care, loyalty or comparable claims by any officer, director or current or former AirPatrol securityholder occurring prior to the Closing, whether or not in connection with this Agreement or the transactions contemplated by this Agreement.”

6.

In Section 11.12 of the Merger Agreement, the address for Sysorex Global Holdings Corp. is deleted and replaced with “3375 Scott Blvd., Suite 440, Santa Clara, CA 95054.”

7.

In Appendix I to the Merger Agreement, in the definition of “AirPatrol Indebtedness” or “Indebtedness of AirPatrol,” the phrase “Employee Transaction Related Expenses or AirPatrol Merger Expenses” is deleted at the end of the sentence and replaced with “(x) Employee Transaction Related Expenses, (y) AirPatrol Merger Expenses or (z) capital leases or affiliate debt that is already included as a liability in the calculation of Working Capital, i.e. specifically the amounts reflected in the line items “Furniture Lease” and “Advances from Affiliates” in the Projected Closing Balance Sheet and related documents.”

8.

In Exhibit H to the Merger Agreement, in Section 4(a), “$150,000” is deleted and replaced with “$100,000” and in Section 4(b), “60,000 shares” is deleted and replaced with “80,000 shares”.

9.

The acquisition date for accounting purposes shall be April 16, 2014, and the Closing Date shall be April 18, 2014.

10.

Governing Law.  This Amendment shall be governed by and construed under the laws of the State of California, without regard to conflicts of laws principles.

11.

Counterparts.  This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall be considered one and the same agreement.

12.

Entire Agreement.  The Agreement, this Amendment and the documents referred to herein and therein constitute the entire agreement among the parties and no party shall be liable or bound to any other party in any manner by any warranties, representations or covenants except as specifically set forth herein or therein.

[Signatures Follow]

IN WITNESS WHEREOF, the Parties have executed this Amendment as of the date first set forth above.

ACQUIROR:	AIRPATROL:

Sysorex Global Holdings Corp. a Nevada corporation	AirPatrol Corporation a Nevada corporation

By:	By:

Name:	Name:

Its:	Its:

MERGER SUB I:	SHAREHOLDER REPRESENTATIVE:

AirPatrol Acquisition Corp. I a Nevada corporation	Shareholder Representative Services LLC a Colorado limited liability company, solely in its capacity as the Representative

Nadir Ali
Chief Executive Officer	By:

Name:

MERGER SUB II:	Its:

AirPatrol Acquisition Corp. II a Nevada corporation

Nadir Ali
Chief Executive Officer